United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-31354	CUSIP Number 516648102
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LAPOLLA INDUSTRIES INC
Full Name of Registrant

Former Name if Applicable
15402 Vantage Parkway East, Suite 322
Address of Principal Executive Office (Street and Number)
Houston, Texas 77032
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs additional time to finish reviewing and approving the Form 10-Q for the Quarterly Period Ended June 30, 2012 (the "Second Quarter Report"). The Second Quarter Report is expected to be filed on or before August 20, 2012.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael T. Adams	(281)	219-4700
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Overview

  This financial review presents our operating results for the three and six months ended June 30, 2012 and 2011, and our financial condition at June 30, 2012. Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss some of these risks, uncertainties and other factors throughout this report and provide a reference to additional risks under the caption “Risk Factors” in Item 1A of Part II below. In addition, the following review should be read in conjunction with the information presented in our financial statements and the related notes for the quarter ended March 31, 2012 and year ended December 31, 2011.

  Outlook

  The Company’s outlook has changed and remains positive. During the second quarter of 2012, the Company experienced a significant spike in raw material costs across all product lines, greater transportation costs on a per trip basis, force majeure on certain raw materials (primarily isocyanate for our foams), and slowed market demand due to rising raw material prices and the unwillingness of end users to absorb them. In order to combat the rapid onset of these extraordinary market conditions, the Company hired a Chief Operating Officer, raised capital, changed sales strategy in Canada, slowed international expansion efforts, made substantial operating cost reductions, and raised prices to customers. The impact of Management’s efforts is yielding results in the third quarter and margins are increasing as expected. Although we do not expect to achieve record sales growth for the remainder of 2012, we do expect to improve our gross margin throughout the year and into the future. The markets for our energy saving foam and coating products are highly competitive. We believe that our competitive advantages rooted in our product formulations, credentials, approvals, performance, pricing, technical customer service, and widespread availability due to our broad distribution channels, will enable us to achieve positive results and improve our bottom line. Lapolla’s organization offers the flexibility, quality of products, and responsiveness that only a smaller company dynamic can provide. This outlook is based on a number of assumptions relating to our business and operations which are subject to change, some of which are outside our control. A variation in our assumptions may result in a change in this outlook.

  Performance for the Three Months Ended June 30, 2012 compared to the Three Months Ended June 30, 2011

  Overall Results of Operations

  Sales

  The following is a summary of sales for the three months ended:

  Sales decreased $3,866,958, or 17.9%, from the second quarter of 2012 compared to the second quarter of 2011. Foam sales decreased $2,813,443, or 16.2%, and coatings sales decreased $1,053,515, or 24.4%, quarter over quarter, due primarily to slowed demand from rising sales prices. Our AirTight Division, a turn-key SPF startup equipment and training operation, had approximately $2,755,895 and $4,173,701 in sales for the second quarter of 2012 and 2011, respectively. Sales pricing changes added approximately $302,662, while sales volumes decreased approximately $4,756,761, in sales for the second quarter of 2012, compared to sales pricing changes adding approximately $249,637, while sales volumes increased approximately $4,756,761, in sales for the second quarter of 2011.

  Cost of Sales

  Cost of sales decreased $2,244,559, or 12.7%, for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Cost of sales decreased $1,434,662, or 10.2%, for our foams, and $809,897, or 22.5%, for our coatings, quarter over quarter, due primarily to decreases of $2,813,443, or 16.2%, and $1,053,515, or 24.4%, in our foam and coatings sales, respectively. We had a 11.4% decrease in freight costs, along with an approximate 7.0% increase in material costs, in the second quarter of 2012 compared to the second quarter of 2011. Although freight costs decreased as a percentage, trip rates cost more on a per truck basis in the second quarter. In addition, material costs increased not only from higher trip rates but also force majeure of isocyanate (which comprises 50% of our foam costs) creating a shortage in availability and elevated prices.

  Gross Profit

  Our gross profit decreased $1,622,399, or 40.1%, for the second quarter of 2012 compared to the second quarter of 2011, due to the 7.0% increase in material costs and 17.9% decrease in sales. Gross margin percentage decreased 5.1%, quarter over quarter, due to higher trip rates and material costs, offset by approximately 1.4% in sales pricing changes, manufacturing efficiencies, and purchasing power with key vendor alliances.

  Operating Expenses

  Our total operating expenses are comprised of selling, general and administrative expenses, or SG&A, professional fees, depreciation, amortization of other intangible assets, and consulting fees. These total operating expenses decreased $87,339, or 1.9%, in the second quarter of 2012 compared to the second quarter of 2011, due to decreases of $81,753 in professional fees, $13,631 in depreciation, and $11,228 in consulting fees, offset by increase of $2,929 in SG&A and $16,344 in amortization of other intangible assets.

  SG&A increased $2,929, or 0.1%, in the second quarter of 2012 compared to the second quarter of 2011, due to increases of $311,736, or 178.1%, in bad debts primarily due to an increase in our accrual for bad debt allowance for aged customer accounts and bankruptcies, $106,738, or 33.2%, in marketing and promotions due primarily to increases $38,202 in trade shows, $11,650 in training and education, and $13,186 in materials, and $2,850, or 1.0% in share based compensation, offset by decreases of $95,635, or 83.3%, in advertising due to utilizing less printed ads, $94,436, or 20.5%, in corporate office expenses due primarily to decreases of $23,963 in telephones, $24,637 in corporate taxes and $56,178 in temporary labor, offset by increases of $18,032 in collection fees and $13,663 in dues and subscriptions, $13,756, or 10.2%, in distribution expenses due to more efficiently managing and consolidating bonded warehouses, $3,745, or 3.7%, in insurances, $9,404, or 43.9%, in investor relations, $18,426, or 1.0%, in payroll and related employee benefits due to a reduction in our work force from cost cutting measures, $28,728, or 33.4%, in rents due to cost cutting efforts, $105,230, or 30.0%, in sales commissions due to less sales volumes during the quarterly period, and $49,035, or 18.6%, in travel and travel related services primarily due to decreases of $29,876 in airfare and $15,907 in lodging.

  Professional fees decreased $81,753, or 37.8%, from the second quarter of 2012 compared to the second quarter of 2011, due to a decrease in legal fees.

  Depreciation expense decreased $13,631, or 18.7%, in the three months ended June 30, 2012 compared to the three months ended June 30, 2011, due to a decrease in depreciable assets.

  Amortization of other intangible assets expense increased $16,344, or 15.0%, in the quarter ended June 30, 2012 compared to the quarter ended June 30, 2011, due to an increase in amortizable assets primarily relating to approvals and certifications.

  Consulting fees decreased $11,228, or 11.0%, in the second quarter of 2012 compared to the second quarter of 2011, due to a decrease in our need for outside services.

  Other Income (Expense)

  Our total other income (expense) is comprised of interest expense, interest expense – related party, gain or loss on derivative liability, and other, net. Total other income (expense) increased $119,717, or 189.1% from the second quarter of 2012 compared to the second quarter of 2011, due to increases of $22,381 for interest expense, $13,579 for interest expense – related party, offset by a decrease of $48,580 in gain on derivative liability related to outstanding warrants, and $24,836 in income from other, net.

  Interest expense increased $22,381, or 16.8%, in the three months ended June 30, 2012 due to increased interest rates on our current bank financing compared to the three months ended June 30, 2011.

  Interest expense – related party was $13,579 for the quarter ended June 30, 2012 compared to $-0- for the quarter ended June 30, 2011, due to no outstanding related party loans or notes in the prior comparable period.

  Our gain on derivative liability decreased $48,580, or 122.8%, for the three months ended June 30, 2012 compared to the three months ended June 30, 2011, due to less of a decline in the fair value attributable to outstanding warrants.

  Other, net decreased $35,177, or 117.2%, in the quarter ended June 30, 2012 compared to the quarter ended June 30, 2011, due to less finance charges available for collection on aged trade receivables and a loss of $11,052 on the disposal of an asset.

  Net (Loss)

  Net loss increased $1,654,779, or 247%, in the second quarter of 2012 compared to the second quarter of 2011, due to a decrease of $1,622,401, or 40.1%, in gross profit, and an increase of $119,717 in other, net, offset by a decrease of $87,340, or 1.9%, in operating expenses. Net loss per share was $0.02 for the quarter ended June 30, 2012 compared to $0.01 for the quarter ended June 30, 2011.

  Net (Loss) Available to Common Stockholders

  Net loss available to common stockholders increased $1,489,267, or 178.5%, in the quarter ended June 30, 2012 compared to the quarter ended June 30, 2011, due to the net loss of $2,323,648. There was no preferred stock outstanding during the current period. Net loss per share available to common stockholders was $0.02 for the quarter ended June 30, 2012 compared to $0.01 for the quarter ended June 30, 2011.

  Comprehensive (Loss)

  Comprehensive loss increased $1,712,087, or 220.6%, in the second quarter of 2012 compared to the second quarter of 2011, due to our net loss of $2,323,648 and a cumulative foreign currency translation loss of $164,607.

  Results of Business Segments

  Foam Segment

  Foam sales decreased $2,813,443, or 16.2%, in the second quarter of 2012 compared to the second quarter of 2011, due primarily to slowed demand from rising sales prices. Foam equipment sales decreased $359,984, or 34.3%, for the quarter ended June 30, 2012 compared to the quarter ended June 30, 2011. Foam cost of sales decreased $1,434,662, or 10.2%, quarter over quarter, due to decreases of $2,813,443, or 16.2%, in sales and approximately 7.0% in material costs from force majeure of certain raw materials, offset by a decrease of 81,603, or 8.2%, in freight costs (although freight costs increased on a per trip basis), manufacturing efficiencies, and purchasing power with key vendor alliances. Foam gross profit decreased $1,378,781, or 41.3%, and gross margin percentage decreased 5.7%, from the second quarter of 2012 compared to the second quarter of 2011, due primarily to force majeure of certain raw materials, higher freight costs on a per trip basis, and rising material costs. Foam segment profit decreased $1,470,810, or 226.6%, in the second quarter of 2012 compared to the second quarter of 2011, primarily due to the unwillingness of end users to absorb rising raw material and freight costs on a per trip basis and an approximate 17.4% decrease in sales volumes from market share losses, offset by an approximate 1.2% increase in sales volumes from higher sales prices.

  Coatings Segment

  Coatings sales decreased $1,053,515, or 24.4%, in the second quarter of 2012 compared to the second quarter of 2011, due primarily to slowed demand from rising sales prices. Coatings cost of sales decreased $809,897, or 22.5%, quarter over quarter, due to decreases of $1,053,515, or 24.4%, in sales, and $61,545, or 23.9%, in freight (although freight costs were higher on a per trip basis), partially offset by and an approximate 0.2% increase in material costs. Coatings gross profit decreased $243,618, or 34.5%, and gross margin percentage decreased 2.2%, due primarily to higher freight costs on a per trip basis, and rising material costs, for the second quarter of 2012 compared to the second quarter of 2011. Coatings segment loss was $161,277 for the second quarter of 2012 compared to a profit of $37,440 in the second quarter of 2011, primarily due to the unwillingness of end users to absorb rising raw material costs (although an approximate 2.3% increase in sales volumes from higher sales prices occurred) and freight costs on a per trip basis and an approximate 26.7% decrease in sales volumes from market share losses.

  Total Segments

  Total segment profits decreased $1,669,527, or 243.2%, due to decreases of $3,866,958, or 17.9%, in sales, $2,244,559, or 12.7%, in cost of sales, due to an approximate 7.0% increase in material costs, partially offset by an 11.4% decrease in freight costs, resulting in a $1,622,399%, or 40.1%, decrease in gross profit and corresponding gross margin percentage decrease of 5.1%, in the second quarter of 2012 compared to the second quarter of 2011.

  Performance for the Six Months Ended June 30, 2012 compared to the Six Months Ended June 30, 2011

  Overall Results of Operations

  Sales

  Sales decreased $3,866,958, or 17.9%, in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011. Foam sales decreased $2,813,443, or 16.2%, and coatings sales decreased $1,053,515, or 24.4%, period over period, due primarily to slowed demand from rising sales prices in the second quarter and seasonal factors for coatings in the first quarter. Our AirTight Division had approximately $6,385,620 and $6,915,120 in sales for the six months ended June 30, 2012 and 2011, respectively. Sales pricing changes added approximately $506,508 and $340,552, while sales volumes decreased approximately $3,696,070 and increased approximately $9,234,095, in sales for the six month periods ended June 30, 2012 and 2011, respectively. The sharp decline in sales volumes, period over period, primarily related to force majeure of certain raw materials and the unwillingness of end users to absorb higher sales prices resulting from increasing material costs during the second quarter and seasonal factors in the first quarter.

  Cost of Sales

  Cost of sales decreased $1,320,222, or 4.2%, for the period ended June 30, 2012 compared to the period ended June 30, 2011. Cost of sales decreased $24,949, or 0.1%, for our foams, and $1,295,273, or 21.0%, for our coatings, period over period, due primarily to decreases of $1,534,771, or 4.8%, and $1,654,791, or 22.2%, in our foam and coatings sales, respectively. We had a $42,551, or 1.9%, increase in freight costs due to higher per trip rates during the second quarter, offset by lower sales volumes in the second quarter, along with an approximate 5.0% increase in material costs due to continued profit taking by feedstock suppliers, in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011.
  In addition, material costs increased not only from higher trip rates but also force majeure of isocyanate (which comprises 50% of our foam costs) creating a shortage in availability and elevated prices.

  Gross Profit

  Our gross profit decreased $1,869,340, or 23.8%, for the period ended June 30, 2012 compared to the same period for 2011, due to the 5.0% increase in material costs, 1.9% increase in freight costs, and 8.0% decline in sales volumes. Gross margin percentage decreased 3.4%, period over period, due to lower sales volumes, and higher freight trip rates and material costs, offset by approximately 1.3% in sales pricing changes, manufacturing efficiencies, and purchasing power with key vendor alliances.

  Operating Expenses

  Our total operating expenses are comprised of selling, general and administrative expenses, or SG&A, professional fees, depreciation, amortization of other intangible assets, and consulting fees. These total operating expenses increased $110,193, or 1.3%, in the period ended June 30, 2012 compared to the period ended June 30, 2011, due to increases of $75,434 for SG&A, $34,285 for amortization of other intangible assets, and $114,376 for consulting fees, offset by decreases of $93,532 for professional fees, and $20,369 for depreciation.

  SG&A increased $75,434, or 0.9%, for the six months ended June 30, 2012 compared to the six months ended June 30, 20121, due to increases of $215,375, or 74.9%, in bad debts primarily due to an increase in our accrual for bad debt allowance for aged customer accounts and bankruptcies, $4,787, or 1.9%, in distribution due to broadening our bonded warehouse coverage throughout the United States and Canadian markets to better serve our customers in the first quarter offset by more efficiently managing and consolidation of bonded warehouses in the second quarter due to lower sales volumes, $38,570, or 21.0, in insurances due to less claims being filed requiring deductible payments, $90,751, or 12.1%, in marketing and promotions due primarily to increases of $28,106 in materials, $4,905 in promotions, and $7,326 in training and education, $149,473, or 4.2%, in payroll and related employee benefits, primarily due to hiring additional sales, customer and technical service, and manufacturing personnel to meet anticipated growth requirements during the first quarter, offset by reductions in personnel in the second quarter due to lower than expected sales volumes, and $142,199, or 30.9% in share based compensation due to recognizing a full six months of expense related to a non-employee director’s advisory and consulting agreement, offset by decreases of $82,347, or 58.3%, for advertising due to utilizing less printed ads, $293,293, or 28.1%, in corporate office expenses due primarily to decreases of $10,654 in telephones, $10,464 in computer supplies, $7,500 in collection fees, $52,818 in corporate taxes, $72,167 in executive bonuses, $20,894 in office supplies, and $62,372 in temporary labor, offset by increases of $36,578 in dues and subscriptions and $15,868 in repairs and maintenance, $11,809, or 44.2%, in investor relations, $53,247, or 33.5%, in rents due to cost cutting efforts, $83,178, or 13.8%, in sales commissions due to less sales volumes during the second quarter, and $41,845, or 8.2%, in travel and travel related services primarily due to decreases of $21,944 in airfare and $27,550 in lodging.

  Professional fees decreased $93,5321 or 28.1%, from the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011, due to a decrease in legal fees.

  Depreciation expense decreased $20,368, or 14.4%, in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to a decrease in depreciable assets for vehicles.

  Amortization of other intangible assets expense increased $34,285, or 16.0%, for the period ended June 30, 2012 compared to the same period in 2011, due to an increase in amortizable assets primarily relating to approvals and certifications.

  Consulting fees increased $114,375, or 76.1, from the six month period ended June 30, 2012 compared to the six month period ended June 30, 2012, due to recognizing a full period of cash expense related to a non-employee director’s advisory and consulting agreement and advice from a global firm for establishing a presence in various countries internationally.

  Other (Income) Expense

  Our total other income (expense) is comprised of interest expense, interest expense – related party, gain or loss on derivative liability, and other, net. Total other income (expense) increased $96,834, or 50.7% from the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to increases of $43,600 for interest expense, $13,579 for interest expense – related party, and a decrease of $46,691 in income from other, net, offset by an increase of $7,036 in gain on derivative liability related to outstanding warrants.

  Interest expense increased $43,600, or 16.7%, in the six months ended June 30, 2012 due to increased interest rates on our current bank financing compared to the three months ended June 30, 2011.

  Interest expense – related party was $13,579 for the six month period ended June 30, 2012 compared to $-0- for the six month period ended June 30, 2011, due to no outstanding related party loans or notes in the prior comparable period.

  Our gain on derivative liability increased $7,036, or 39.4%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to an increase in the fair value during the second quarter offset by a decrease in the fair value during the first quarter, attributable to outstanding warrants.

  Other, net decreased $46,691, or 90.7%, in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to less finance charges available for collection on aged trade receivables and a loss of $9,075 on the disposal of an asset.

  Net (Loss)

  Net loss increased $2,076,370, or 186.0, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to a decrease of $1,869,341, or 23.8%, in gross profit, and increases of $110,193, 1.3%, in operating expenses, and $96,835, or 50.7, in other, net. Net loss per share was $0.03 for the six month period ended June 30, 2012 compared to $0.02 for the six month period ended June 30, 2011.

  Net (Loss) Available to Common Stockholders

  Net loss available to common stockholders increased $1,755,285, or 118.2%, in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to the net loss of $3,193,769. There was no preferred stock outstanding during the current period. Net loss per share available to common stockholders was $0.03 for the six month period ended June 30, 2012 compared to $0.02 for the six month period ended June 30, 2011.

  Comprehensive (Loss)

  Comprehensive loss increased $1,978,105, or 143.3%, in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, due to our net loss of $3,193,769 and a cumulative foreign currency translation loss of $164,607.

  Results of Business Segments

  Foam Segment

  Foam sales decreased $1,534,771, or 4.8%, in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011, due primarily to slowed demand from rising sales prices in the second quarter. Foam equipment sales decreased $182,695, or 10.2%, for the period ended June 30, 2012 compared to the period ended June 30, 2011. Foam cost of sales decreased $24,949, or 0.1%, period over period, due to decreases of $1,534,771, or 4.8%, in sales and $119,969, or 6.7%, in freight (although freight costs increased on a per trip basis), and an increase of approximately 5.0% in material costs from force majeure of certain raw materials, offset by manufacturing efficiencies, and purchasing power with key vendor alliances. Foam gross profit decreased $1,509,822, or 22.9%, and gross margin percentage decreased 3.9%, from the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011, due primarily to force majeure of certain raw materials, higher freight costs on a per trip basis, and rising material costs during the second quarter offset by increased sales volumes in the first quarter. Foam segment profit decreased $1,671,944, or 130.0%, for the six months ended June 30, 2012 compared to the six months ended June 30, 20122, primarily due to the unwillingness of end users to absorb rising material prices and freight costs on a per trip basis (although an approximate 1.0% increase in sales volumes occurred from higher sales prices) and an approximate 5.8% decrease in sales volumes from market share losses, during the second quarter, offset by an approximate 6.5% increase in sales prices and 93.5% increase in sales volumes during the first quarter.

  Coatings Segment

  Coatings sales decreased $1,654,791, or 22.2%, in the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011, due primarily to slowed demand from rising sales prices in the second quarter and seasonal factors in the first quarter. Coatings cost of sales decreased $1,295,272, or 21.0%, period over period, due to decreases of $1,654,791, or 22.2%, in sales and $77,418, or 17.9%, in freight (although freight costs were higher on a per trip basis), partially offset by an approximate 1.60% increase in material costs. Coatings gross profit decreased $359,519, or 28.1% and gross margin percentage decreased 1.3%, due primarily to higher freight costs on a per trip basis and rising material costs, for the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011. Coatings segment loss was $128,341 for the six months ended June 30, 2012 compared to a profit of $55,903 for the six months ended June 30, 2011, primarily due to the unwillingness of end users to absorb rising raw material costs (although an approximate 2.4% increase in sales volumes from higher sales prices occurred) and freight costs on a per trip basis in the second quarter and seasonal factors in the first quarter, and an approximate 24.6% decrease in sales volumes from market share losses.

  Total Segments

  Total segment profits decreased $1,856,188, or 138.4%, due to decreases of $3,189,562, or 8.0%, in sales, $1,320,222, or 4.2%, in cost of sales, due to increases of approximately 5.0% in material costs and 1.9% in freight costs, resulting in a $1,869,340, or 23.8%, decrease in gross profit and corresponding gross margin percentage decrease of 3.4%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

  Liquidity and Capital Resources

  Cash available under our Revolver Loan was $4,571,336 (See Enhanced Notes below) and $1,246,443 at June 30, 2012 and December 31, 2011, respectively. We maintain a Revolver Loan with a banking institution that includes an automatic cash sweep feature that identifies any cash available in our bank accounts at the end of a banking business day and then applies that cash to reduce our outstanding Revolver Loan balance for that day. The reduction serves to decrease our daily interest expense to the extent cash is identified and swept over to reduce the Revolver Loan. Disbursements are paid daily by our Bank from cash being made available under our Revolver Loan based on a borrowing base calculation prepared daily by us and provided to Bank for funding. Stockholders' equity decreased $2,068,641, or 50.8%, from December 31, 2011 to June 30, 2012, due to the net loss of $3,193,769, and reductions, net, to common stock par value of $8,440, offset by increases to additional paid in capital of $593,369 from the share based compensation expense attributed to issuances of common stock to non-employee directors, and a currency translation gain of $46,864 from our Canadian operations.

  We have a $13 Million asset based bank financed Revolver Loan in place to fund our continuing operations. On June 29, 2012, the Company borrowed $4,400,000 to increase working capital which dropped due to higher material costs during the six month period ended June 30, 2012. Management believes that the cash generated from operations, and the Revolver Loan availability, subject to borrowing base limitations which may adversely impact our ability to raise capital, are sufficient to fund operations, including capital expenditures, through 2012. Notwithstanding the foregoing, we will require additional capital from private placements of debt or common or preferred stock with accredited sophisticated investors, to fund aggressive growth. If the Company chooses to raise additional capital, anti-dilution provisions under the outstanding warrants may be triggered if any security sold is convertible into or exchangeable for common stock based on the price of the common stock sold. Moreover, pursuant to our Enhanced Note Purchase Agreement (described elsewhere in this filing), we must prepay any amount outstanding under the Enhanced Notes ($4.4 Million at June 30, 2012) out of the net proceeds of the capital raised if we undertake a registered secondary offering of our common stock pursuant to a registration statement.

  Net cash provided by operating activities was $1,831,275 for the six months ended June 30, 2012 compared to net used in operating activities of $1,345,012 for the six months ended June 30, 2011. The cash provided by operating activities for the six months ended June 30, 2012 was attributable to our net loss of $3,193,769, including the effect of adjustments to reconcile net loss to cash used in or provided by operating activities and adjusting for non-cash items, consisting of $283,148 in depreciation for property, plant and equipment, $248,201 in amortization of other intangible assets related to assets purchased in business combinations and approvals and certifications, $502,774 in provision for losses on accounts receivable due to an increase in bad debt accruals, and $601,809 in share-based compensation due to expensing of stock options and restricted stock for non-employee directors, offset by a $24,907 gain on derivative liability due to a decrease in the fair value attributable as a result of the warrants approaching their maturity. The foregoing was augmented by decreases of $1,245,642 in trade receivables, $2,181,229 in inventories, $706,334 in prepaid expenses and other current assets, $73,320 in deposits and other non-current assets, $411,274 in accounts payable, and $233,893 in accrued expenses and other current liabilities, due primarily to a $3,189,562, or 8.0 decrease in sales and $1,320,222, or 4.2%, increase in cost of sales, offset by an increase of $73,320 in deposits and other non-current assets.

  The Company has three material debt covenants to comply with relating to its Loan Agreement: (i) Capital expenditures are limited to $625,000 on an annual basis, (ii) A borrowing base calculation defined as an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 55% of eligible inventory cannot be exceeded (“Borrowing Base”); and (iii) FCCR provision providing if availability (a) is less than $1,250,000 on any 3 consecutive days or (b) is less than $1,000,000 on any day, then, as of the last day of the preceding calendar month and as of the last day of each calendar month thereafter, maintain a FCCR, tested monthly as of the last day of the calendar month for the most recently completed 12 calendar months, of at least 1.0 to 1.0. The Company is required to submit its Borrowing Base calculation to the Bank daily. If, at any time, the Company’s Borrowing Base calculation is less than the amount outstanding under the Revolver Loan, and that amount remains unpaid or is not increased from future Borrowing Base calculations to an amount equal to the balance outstanding under the Revolver Loan at any given time, or the Bank, in its discretion, may accelerate any and all amounts outstanding under the Revolver Loan. The Company has three four material debt covenants to comply with relating to its Note Purchase Agreement: (i) Capital expenditures are limited to $625,000 on an annual basis, (ii) A minimum EBITDA which cannot for the three (3) months ending on the last day of each month set forth in a schedule be less than the corresponding amount set forth in the schedule for such period. For the three month periods ended September 30, 2012, October 31, 2012, November 30, 2012, and December 31, 2012, the minimum EBITDA required is $843,267, $1,002,433, $836,065, and $569,062, respectively; (iii) If liquidity (a) is less than $1,250,000 on any 3 consecutive days or (b) is less than $1,000,000 on any day, then, as of the last day of the preceding calendar month and as of the last day of each calendar month thereafter, the Company is required maintain a FCCR, tested monthly as of the last day of the calendar month for the most recently completed twelve calendar months, of at least 1.0 to 1.0; and (iv) Company is required to maintain minimum liquidity equal to or greater than $500,000. We were in compliance with our Loan Agreement and Note Purchase Agreement debt covenants at June 30, 2012.

  Net cash used in investing activities was $54,095 for the six months ended June 30, 2012, reflecting a decrease of $215,965 when compared to $270,060 for the six months ended June 30, 2011. We invested $67,744 in property, plant and equipment during the six month period ended June 30, 2012, of which $33,564 was for leasehold improvements, $12,996 was for office equipment, and $15,439 was for computers and software for upgrades to our accounting system.

  Net cash used in financing activities was $1,730,248 for the six months ended June 30, 2012, compared to net cash provided by financing activities of $1,430,393 for the six months ended June 30, 2011. We borrowed an aggregate of $39,635,536 and repaid an aggregate of $46,105,534 from the Bank pursuant to our Revolver Loan, an aggregate of $1,300,000 was borrowed from our Chairman of the Board pursuant to a Note Payable – Related Party, and we borrowed $4,400,000 from Enhanced pursuant to a Note Purchase Agreement (which funds were used to pay off our Term Loan with a balance of $312,500, certain financing closing cost and expenses, and reduce our Revolver Loan balance upon receipt of the funds on June 29, 2012), and made principal repayments of $22,569 on our long term debt primarily related to financed vehicles, during the six months ended June 30, 2012.

Lapolla Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-15-2012	By /s/	Michael T. Adams, EVP	Title:	Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).